UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-39461

NANO-X IMAGING LTD
Ofer Tech Park

Petach Tikva, Israel 4970602
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

Notice of Failure to Satisfy a Continued Listing Rule

On September 28, 2026, NANO-X IMAGING LTD (the “Company,” “Nanox,” “we”, “us” and “our”) received written notification (the “Notice”) from the Nasdaq Stock Market (“Nasdaq”) that, because the closing bid price for the Company’s ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) has fallen below $1.00 per share for 30 consecutive business days, the Company no longer complies with the minimum bid price requirement for continued listing on the Nasdaq Global Market, pursuant to Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Requirement”).

The Notice has no immediate effect on the listing of the Ordinary Shares on the Nasdaq Global Market. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial compliance period of 180 calendar days, or until March 29, 2027, to regain compliance with the Bid Price Requirement. To regain compliance, the closing bid price of the Ordinary Shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days prior to March 29, 2027. If the Company does not regain compliance by March 29, 2027, the Company may be eligible for an additional 180 calendar day grace period if it transfers the listing of its Ordinary Shares to the Nasdaq Capital Market.

The Company intends to monitor the closing bid price of its Ordinary Shares and consider available options to regain compliance with the Bid Price Requirement, but no decisions about a response have been made at this time. There can be no assurance that the Company will be able to regain compliance with the Bid Price Requirement or will otherwise remain in compliance with other Nasdaq listing criteria.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Erez Meltzer
	Name:	Erez Meltzer
	Title:	Chief Executive Officer and Acting Chairman of the Board

Date: October 2, 2026

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